CUSIP NO. 48268K101

EXHIBIT 99.1

Joint Filing Agreement

February 3, 2025

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Silchester International Investors LLP, Silchester Partners Limited, Silchester Continuation Limited and Stephen Charles Butt each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

Silchester Partners Limited

By: /s/ Timothy J. Linehan
Name: Timothy J. Linehan
Title: Director

Silchester Continuation Limited

By: /s/ Timothy J. Linehan
Name: Timothy J. Linehan
Title: Director

Silchester International Investors LLP

By: /s/ Timothy J. Linehan
Name: Timothy J. Linehan
Title: Member of Business Supervisory Group

Stephen Charles Butt

/s/ Stephen Charles Butt